Robert A. Forrester
                                 Attorney at Law
                           1215 Executive Drive West,
                                    Suite 102
                              Richardson, TX 75081

                                                         (972)437-9898
                                                     Fax (972)480-8406


Marva Simpson
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.


Re:      Letter of September 27, 2006 re Gibbs Construction, Inc.
         File No. 1-14088

Dear Ms. Simpson:

We are filing with this letter a Form 8-K on behalf of the above referenced registrant indicating a change in control with attendant disclosures. We anticipate filing a Form 10-KSB on Monday, January 11, 2006, for the fiscal year ended December 31, 2005, which will contain audited financial statement for the registrant for the fiscal years ended December 31, 2005, 2004 and 2003. With the filing of the Form 10-KSB, the registrant will be filing Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, thus removing the delinquencies of that registrant.


Very truly yours,


/s/ Robert A. Forrester